June 15, 2011
CONFIDENTIAL
Mr. Michael Clampitt
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549
Re:	Dollar Financial Corporation Form 10K for the Fiscal Year Ended June 30, 2010 Form 10Q for the Quarterly Period Ended December 31, 2010 File No. 000-50866
Dear Mr. Clampitt:
     On behalf of Dollar Financial Corp., a Delaware corporation, and in connection with its Annual Report on Form 10-K for Fiscal Year Ending June 30, 2010, filed with the Securities and Exchange Commission on August 31, 2010, and its Form 10-Q for the quarterly period ended December 31, 2010, filed on February 9, 2011, respectively, we hereby respond to the comment letter of the Securities and Exchange Commission dated May 6, 2011. In our letter we refer to Dollar Financial Corp., the registrant, as the “Company”, and to the Staff of the Securities and Exchange Commission as the “Staff”. Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s letter.
Form 10K for the Fiscal Year Ended June 30, 2010:
Compensation Discussion and Analysis, page 16 of proxy statement on Schedule 14A
1.	In future filings, please revise your discussion of annual bonuses to clarify the performance targets, such as the company-wide EBITDA targets referred to on page 19, used in determining cash incentive compensation for your named executive officers. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance Disclosure Interpretation 118.04.
     We will provide increased disclosure to clarify the performance targets in our future filings.
•	1436 Lancaster Avenue

•	Berwyn, PA 19312

•	610/296-3400 Phone

•	610/296-7844 Fax

Mr. Michael Clampitt
Securities and Exchange Commission
June 15, 2011

Summary Compensation Table, page 30 of proxy statement on Schedule 14A
2.	In future filings, please provide footnote or other disclosures to facilitate reconciliation of the amounts provided in the table with the disclosure in your CD&A. For example, you state in the first full paragraph on page 18 that it was determined not to increase the base salaries of any named executive officers for 2010 with the exception of Mr. Weiss, and that discretionary cash bonuses were awarded to all five NEOs. However, your Summary Compensation Table shows salary differentials between 2009 and 2010 for certain NEOs and no cash bonuses for any NEO.
     We will provide increased disclosure to facilitate reconciliation of the amounts provided in the table with the disclosure in our CD&A in our future filings.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page 66
Loans in Default, page 68
3.	We note your disclosure herein and within your “Company-Funded Consumer Loan Loss Reserves Policy” beginning on page 69. Please tell us further and revise your future filings to more fully explain your use of “extended period of time” as it relates to your determination to record an allowance for the entire amount of the loan. Please also revise your future filings to disclose your accounting policy for charging off uncollectible loans to more fully explain when you decide to ultimately charge-off a loan and the related allowance for loan losses. Please refer to ASC 310-10-50-11B(b).
     Generally, when a single payment consumer loan is originated, the customer receives the cash proceeds in exchange for a post-dated check or a written authorization to initiate a charge to the customer’s bank account on the stated maturity date of the loan (typically 15 — 45 days after the origination of the loan). If the check or the debit to the customer’s account is returned from the bank unpaid, the loan is immediately placed into default status and an allowance for this defaulted loan receivable is established for the amount that is determined to be uncollectible based on historical collection statistics, by product and geography, and adjusted for current trends in the portfolio. Such amount is included in loan loss provision expense in the period that the loan is placed in default status. This reserve is reviewed monthly and any additional provision to the loan loss reserve as a result of changes in historical loan performance, current collection patterns and current economic trends is included in loan loss provision expense. Single payment consumer loans in defaulted status are charged off after 180 days against the allowance for loan losses. Any recoveries of single payment loans previously charged off are credited to the allowance when collected.

Mr. Michael Clampitt
Securities and Exchange Commission
June 15, 2011

     We also have a small net portfolio of loans that are longer term in nature (normally about 40 — 50 weeks) in our Poland operations that have collection attributes and that enable us to use the court system to provide a required longer-term repayment plan. For those loans that are delinquent for more than 180 days but which we believe are probable of collection due to this legal construct, we reflect the outstanding amount as a loan in default, net of an allowance for loan loss. At December 31, 2010, we had a net $2.3 million balance of these loans, all on non-accrual, which is comprised of a gross loan balance of $10.4 million and an offsetting allowance for loan loss of $8.1 million. Our policy is to charge these defaulted loans against the allowance for loan loss when we have determined that we cannot avail ourselves of the legal construct that allows us to enter into a required longer term payment plan.
     As more fully outlined in our response to question #5 below, the Company currently does not maintain an allowance for loan loss reserves for its pawn portfolio due to the lack of losses in such portfolio.
     Upon adoption of ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, we modified our consumer loan loss reserves policy disclosure. Below is the disclosure made in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2011 (in the Summary of Significant Accounting Policies):
   Consumer Loan Loss Reserves Policy
     The Company maintains a loan loss reserve for anticipated losses for consumer loans that the Company directly originates. To estimate the appropriate level of loan loss reserves, the Company considers known relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to the Company, historical loans charged off, current collection patterns and current economic trends. The Company’s current loan loss reserve is based on its net charge-offs, typically expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans that the Company makes directly. As these conditions change, the Company may need to make additional allowances in future periods.
     Generally, when a loan is originated, the customer receives the cash proceeds in exchange for a post-dated check or a written authorization to initiate a charge to the customer’s bank account on the stated maturity date of the loan. If the check or the debit to the customer’s account is returned from the bank unpaid, the loan is placed in default status and an allowance for this defaulted loan receivable is established and is included in loan loss provision expense in the period that the loan is placed in default status. This reserve is reviewed monthly and any additional provision to the loan loss reserve as a result of historical loan performance, current collection patterns and current economic trends is included in loan loss provision expense. If a loan remains in defaulted status for an extended period of time, typically 180 days, an allowance for the entire amount of the loan is recorded and the receivable is ultimately charged off. Recoveries on loans that were completely charged off are credited to the allowance when collected.

Mr. Michael Clampitt
Securities and Exchange Commission
June 15, 2011

Note 14. Credit Risk, page 98
4.	We note your tabular roll forward of your allowance for loan losses presented on page 99. Please tell us and revise your future filings to explain the amounts included in “Acquisitions and Other” column of your table. Please also provide this table in all future periodic filings beginning with your Form 10-Q for the period ended March 31, 2010 pursuant to ASC 310-10-50-11B(c).
     The amounts included in Acquisitions and Other relate to purchase accounting adjustments for our Express Finance and Poland business acquisitions. The acquisitions were completed before the adoption of the provisions of ASC 805-20-30 which preclude the ability to either carry over from the predecessor entity or otherwise establish an allowance for loan loss as part of purchase accounting of a business combination.
     In our Form 10-Q for the period ended March 31, 2011, we provided the table required pursuant to ASC 310-10-50-11B(c) and intend to continue to so in future filings as required.
Form 10-Q for Fiscal Quarter ended December 31, 2010
Note 1. Summary of Significant Accounting Policies, page 7
Revenue Recognition, page 8
5.	We note your disclosure that since pawn loans are secured by the customer’s pledged item, you do not maintain a loan loss reserve for potential future losses. Please tell us in further detail and revise your future filings to explain how you determined no losses were inherent in your pawn loan portfolio as of each balance sheet date taking into consideration that these loans represent approximately 40% of your loan portfolio at December 31, 2010 and are due to your numerous acquisitions of pawn shops.
     Our policy related to our pawn portfolio is to maintain a reserve for losses that we believe are inherent in the portfolio at the balance sheet date. As more fully described below, at December 31, 2010, we estimated that these inherent losses were $0.
     Previous to the acquisition of Sefina on December 31, 2010, our pawn loan portfolio was $41.9 million and represented 19.6% of our overall loan portfolio (the “Legacy Paw Book”). The acquisition of Sefina increased our pawn portfolio to $113.4 million, or 39.7% of our overall portfolio. We do not keep systematic data regarding losses regarding our Legacy Pawn Book because of the infrequency of their occurrence; however, we do estimate that annual pawn losses are less than $0.5 million. As indicated in the historical Sefina audited financial statements filed on the Company’s Current Report on Form 8-K dated March 14, 2011, Sefina has historically not provided an allowance for potential future losses. This estimate made by the predecessor management team is consistent with the understanding we obtained of Sefina during the acquisition due diligence process and the experience that we have had since the acquisition date. We also believe that the lack of an allowance is also consistent with the estimates and assumptions made by other publicly traded entities that have pawn operations based on our review of publicly available information.

Mr. Michael Clampitt
Securities and Exchange Commission
June 15, 2011

     Following is a summary of how the pawn loan process operates:
     When receiving a pawn loan from us, a customer pledges personal property to us as security for the loan. Depending on the location of our pawn operations, we estimate that between 80% to 100% of the items pawned to DFG are gold-based items, such as jewelry, and have a per item fair value of $600-$1,000. We have in-store testing equipment to evaluate the purity and weight of the gold items presented for pawn and therefore is able to obtain a higher level of certainty regarding the pledged item’s fair value. Certain of our pawn operations, primarily our Suttons and Robertson’s business, will accept pledges that are significantly in excess of that amount. The amount actually loaned in a pawn lending transaction is based on the fair value of the pledged item, and is generally 50% to 80% of the appraised fair value of the item pledged. This variability is due to a variety of factors, including the potential variability in the appraised value and individual market conditions. The average term of a pawn loan is six months or less. Our historical redemption rate on pawn loans is in excess of 85%, which means that for more than 85% of our pawn loans, the customer pays back the dollars borrowed, plus interest and fees, and we return the pledged item to the customer. In the instance where the customer defaults on a pawn loan (fails to redeem), the pledged item either sold at auction or sold to a third party in our retail stores within several weeks of the customer default. Except in very isolated instances, the amount received at auction or in our store is in excess of the original loan principal plus accrued interest and fees. Generally, excess amounts received over and above our recorded asset are returned to the customer.
     The fact that pawn loans are short-term in nature combined with the fact that the fair value of the pledged item is significantly in excess of the loan amount is why losses on pawn loans seldom occur. We will revise our future filings to disclose that the value of the pledged item is significantly in excess of the loan amount, thus reducing our exposure to losses on defaulted pawn loans. Additionally, should our pawn operation begin to experience losses, we will use this history as a basis for recording a reserve for losses for our portfolio.
•	Additionally, please consider revising the relevant sections of your future filings (for example, Business section on pages 9-10 of your Form 10-K) to more fully disclose how you originate these loans, the general contract terms, how you initially and subsequently value the collateral, and how and when these loans would be considered delinquent as we note on page 14 that all of these loans were current.
     We will enhance our disclosure of secured pawn lending in the Business section of Form 10-K for the year ended June 30, 2011 to more fully disclose the pawn lending process.
Note 2. Financing Receivables, page 14
6.	We note disclosure of the tabular presentation of your aging analysis of past due loan receivables, specifically noting the column that discloses that you currently have $1.8 million of consumer loans greater than 90 days past due for which you continue to accrue interest as of December 31, 2010. Please tell us and revise your future filings beginning with your Form 10-Q for the period ended March 31, 2011 to discuss how

Mr. Michael Clampitt
Securities and Exchange Commission
June 15, 2011

you determined these loans would continue to accrue interest as compared to the presented $23.5 million of consumer loans greater than 90 days past due which did not.
     We refer you to the commentary in our response to comment 3 above. The $1.8 million of loans greater than 90 days past due and continuing to accrue interest relate to the loan product in Poland that is longer term in nature (generally 40 to 50 week durations) than our single payment consumer loans, which generally carry terms up to 45 days. Since these loans are for longer durations, past due collections generally occur over a longer time frame than our typical short-term consumer loans. We cease accruing interest at 180 days past due. The amount of income recognized during the 1st six months of FY2011 related to this portfolio was less than $0.1 million.
     We will disclose in our future filings that the loans greater than 90 days past due for which we continue to accrue interest relate to specific loan product with longer terms than our typical short-term consumer loans.
Note 4. Goodwill and Other Intangibles, page 17
7.	We note that reacquired franchise rights total $55 million and $51.3 million as of December 31, 2010 and June 30, 2010, respectively. We also note in previous filings that $41.8 million of this amount relates to reacquired franchise rights from the National Money Mart Company. Please provide us with a detail of these reacquired franchise rights disaggregated by franchise as of both December 31, 2010 and June 30, 2010. Specifically and to the extent you have any reacquired franchise rights related to your We The People franchise please tell us how your determined there to be no related impairment recorded during any period presented taking into consideration the Chapter 11 bankruptcy petition filed on February 19, 2010 by your subsidiaries operating We The People business and other related and current outstanding litigation disclosures.

Mr. Michael Clampitt
Securities and Exchange Commission
June 15, 2011

     The detail of the reacquired franchise rights disaggregated by franchise is as follows (in millions):

	December 31, 2010	June 30 , 2010

United States	$0.3	$0.3
Canada (National Money Mart Franchises)
CFA (acquired October 2006)	47.1	44.2
BTG (acquired March 2006)	1.7	1.6
United Kingdom
Kemp (acquired April 2006)	1.3	1.2
Wolverhampton (acquired September 2006)	0.5	0.4
Brigend (acquired March 2007)	0.1	0.1
Bradford (acquired November 2008)	0.4	0.4
Harrison (acquired October 2008)	2.7	2.2
Other small U.K. franchisee acquisitions (acquired pre-2006)	0.9	0.9

Total reacquired franchise rights	$55.0	$51.3

     There are no reacquired franchise rights related to our We The People franchise business included on the balance sheet at either June 30, 2010 or December 31, 2010. In December 2006, we wrote off all of the intangible assets, including franchise rights related to the We the People acquistition. We refer you to our Annual Report on Form 10-K for the year ended June 30, 2007.
Please note that the change in reacquired franchise rights from June 30, 2010 to December 31, 2010 primarily related to foreign currency translation.
* * * * * * *
     In connection with responding to your comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company will not

Mr. Michael Clampitt
Securities and Exchange Commission
June 15, 2011

assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Dollar Financial Corp.

By:	/s/ William M. Athas
William M. Athas
Senior Vice President, Finance, Corporate Controller and Chief Accounting Officer